UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 0-28472
CUSIP Number: 25387R-40-7

(Check One):
☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☒ Form 10-Q    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended: March 31, 2005

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

For the transition period ended: ___________________

Read Attached Instruction Sheet Before Preparing Form.
Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

___________________________________________________________

PART I
REGISTRANT INFORMATION

Digital Video Systems, Inc.
Full Name of Registrant

430 Cambridge Avenue, Suite 110
Address of Principal Executive Office (Street and number)

Palo Alto, CA 94306
City, state and zip code

PART II
RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25(b), the following should be completed. (Check box if appropriate.)

☒

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report/portion thereof will be filed or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On February 1, 2005, a jury in the Superior Court of Santa Clara County, California rendered a verdict against the Company, finding that the Company's former chief executive officer had a series of binding agreements with the Company and that she was entitled to approximately $2,670,000. On April 8, 2005, the court entered a judgment against the Company totaling $3,420,000, including all fees, costs and interest. The entire liability was reserved in the financial statements for the fiscal year ended December 31, 2004. On April 29, 2005, the Company reached a settlement with its former CEO. Because of the need to address and finalize issues related to the settlement, the Company will be unable to file its Form 10-Q for the quarter ended March 31, 2005 by May 16, 2005. The Company estimates that it will file its Form 10-Q for the quarter ended March 31, 2005 on or before the fifth calendar day following the prescribed due date.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      A. John Murphy   (650)    323-6400
   (Name)         (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes      ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes      ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Digital Video Systems, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 17, 2005	By:/s/ Thomas A. Spanier Thomas Spanier Chief Executive Officer

DIGITAL VIDEO SYSTEMS, INC.
Form 12b-25
PART IV, ITEM (3)

Explanation: The Company reported a net loss of $4,688,000 on revenues of $17,522,000 for the first quarter ended March 31, 2004. The Company currently expects to report a net loss of approximately $2,700,000 on revenues of approximately $11,900,000 for the first quarter ended March 31, 2005.